UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 4, 2015

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated August 4, 2015 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the second quarter of 2015. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the six months ended June 30, 2015. Attached hereto as Exhibit III is a Company’s press release dated August 4, 2015 announcing the agreement to acquire third 8,063 TEU vessel from Orient Overseas Container Line Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: August 4, 2015	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2015

- Initiates Quarterly Dividend of $0.10 Per Class A Common Share

- Agrees to Acquire 8,063 TEU OOCL Ningbo for September Delivery

- Intends to Raise Dividend to $0.125 per Class A Common Share, or $0.50 Annualized, Following Full Contribution of OOCL Ningbo in Fourth Quarter

LONDON, ENGLAND — August 4, 2015 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and six months ended June 30, 2015.

Second Quarter and Year To Date Highlights

•	Reported revenue of $41.0 million for the second quarter 2015. Revenue for the six months ended June 30, 2015 was $78.7 million

•	Reported net income of $2.9 million for the second quarter 2015. For the six months ended June 30, 2015, net income was also $2.9 million

•	Generated $26.9 million of Adjusted EBITDA(1) for the second quarter 2015. Adjusted EBITDA for the six months ended June 30, 2015 was $50.5 million

•	Normalized net income(1) is the same as reported net income at $2.9 million for the second quarter 2015. Similarly, normalized net income was $2.9 million for the six months ended June 30, 2015

•	Extended the time charter with Sea Consortium, doing business as X-press Feeders, effective June 3, 2015 for Ville d’Aquarius, a 4,113 TEU vessel, at a gross rate of $10,700 per day for four to six months at charterer’s option, up 27.5% from the previous rate of $8,390 per day

•	Extended the time charter with Sea Consortium, doing business as X-press Feeders, effective July 26, 2015 for Ville d’Orion, a 4,113 TEU vessel, at a gross rate of $11,000 per day for four to seven months at charterer’s option, up 37.5% from the previous rate of $8,000 per day

•	Completed a tender offer to purchase up to $20 million aggregate amount of the outstanding 10.0% First Priority Secured Notes (the “Notes”). $350,000 of Notes were tendered by the expiry date of May 20, 2015 and were purchased on May 22, 2015

•	Agreed to purchase OOCL Ningbo, a 2004-built 8,063 TEU containership, from Orient Overseas Container Line Limited (“OOCL”) for $53.6 million. Immediately upon delivery, which is expected to be by late September, 2015, the vessel will commence a fixed-rate time charter back to OOCL for a period of 36 to 39 months at $34,500 per day, which is expected to generate annual EBITDA in excess of $9.4 million and increases contracted revenue by between $37.7 million and $40.9 million. The purchase price is to be partly funded by a new, competitively priced $35 million credit facility recently agreed with DVB Bank

•	Board of Directors declared on August 3, 2015 a dividend of $0.10 per Class A common share, payable on August 24, 2015 to shareholders of record on August 14, 2015. The OOCL Ningbo is expected to make a full contribution to earnings in fourth quarter 2015¸ and the Board intends to increase the dividend for the fourth quarter to $0.125 per Class A common share, or $0.50 per share on an annualized basis

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Given our strengthened earnings power, expanded contracted revenue stream, and improved prospects for future growth, we are delighted to initiate a regular, sustainable quarterly dividend for our Class A common shareholders while maintaining our ability to grow. With a strong second quarter of 2015, we passed the fixed charge coverage ratio test set out in our high yield note agreement, unlocking substantial capacity to return value to shareholders. Our success in agreeing to acquire a third vessel from OOCL will increase our total contracted revenue stream to approximately $870 million, supporting the sustainability of our dividend. With the full contribution of the OOCL Ningbo, we believe that our cash flow will support a consistent dividend of $0.125 per share, or $0.50 per share on an annualized basis, and it is our intention to increase the dividend to that level for the fourth quarter.”

Mr. Webber continued, “The initiation of a dividend represents a major milestone for Global Ship Lease. Following our transformative debt refinancing in early 2014, we have successfully expanded our contract coverage, diversified our portfolio of top-tier charterers, funded growth initiatives without diluting shareholders, and seized attractive opportunities to acquire vessels while asset values remain at cyclical lows. This strategy has enabled us to increase Global Ship Lease’s run rate EBITDA by some 35% since third quarter 2014, while improving the strength of our balance sheet and expanding our presence in the sale and purchase market for mid-size and smaller vessels. Our focus remains on seizing additional acquisition opportunities as we seek to further expand our cash flows with high-quality counterparties, further increase our dividend-paying capacity, and create substantial long-term value for our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014

Revenue	40,987	33,500	78,706	67,538
Operating Income	15,457	9,734	28,109	20,583
Net Income (Loss)	2,876	(2,286)	2,900	(444)
Adjusted EBITDA (1)	26,879	19,767	50,510	40,649
Normalized Net Income (Loss) (1)	2,876	(2,286)	2,900	598
Cash Available for Distribution (1)	13,254	—	—	—

(1)	Adjusted EBITDA, Normalized net income (loss), and Cash available for distribution are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 19 vessel fleet generated revenue from fixed rate, mainly long-term time, charters of $41.0 million in the three months ended June 30, 2015, up $7.5 million (or 22%) on revenue of $33.5 million for the comparative period in 2014, due mainly to the additions of OOCL Tianjin and OOCL Qingdao in October 2014 and March 2015, respectively, together with full employment of Ville d’Aquarius and Ville d’Orion, compared to 48 days of idle time in second quarter 2014 between expiry of charters to CMA CGM in late April and in late May, respectively, until the commencement of new charters on May 7, 2014 and July 17, 2014, respectively. There were 1,729 ownership days in the quarter, up 12% on the comparable period in 2014. There were two days of unplanned offhire for the three months ended June 30, 2015, giving a utilization of 99.9%. In the comparable period of 2014, there was one unplanned day offhire and 48 days of idle time for utilization of 96.8%.

For the six months ended June 30, 2015, revenue was $78.7 million, up $11.2 million (or 17%) on revenue of $67.5 million in the comparative period, mainly due to the additions of OOCL Tianjin and OOCL Qingdao and the full employment of Ville d’Aquarius and Ville d’Orion, offset by lower revenue on four charters of 2,200 TEU geared vessels, following charter extensions by three years at a lower daily rate of $15,300, compared to $18,465 previously, effective February 1, 2014 and higher offhire from planned drydockings.

The table below shows fleet utilization for the three and six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013, 2012 and 2011.

	Three months ended		Six months ended		Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Days	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Ownership days	1,729	1,547	3,370	3,077	6,270	6,205	6,222	6,205
Planned offhire - scheduled drydock	0	0	(9)	(0)	(48)	(21)	(82)	(95)
Unplanned offhire	(2)	(1)	(5)	(6)	(12)	(7)	(16)	(11)
Idle time	0	(48)	0	(48)	(64)	0	0	0

Operating days	1,727	1,498	3,356	3,023	6,146	6,177	6,124	6,099

Utilization	99.9%	96.8%	99.6%	98.2%	98.0%	99.5%	98.4%	98.3%

There are no further regulatory drydockings scheduled for 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance and bunker fuel when a vessel is offhire or without a charter, were $12.7 million for the three months ended June 30, 2015. The average cost per ownership day in the quarter was $7,327, compared to $7,853 for the comparative period, down $526 or 6.7%. These cost reductions occurred across multiple categories, most prominently from the reduced insurance costs on renewals and lower bunker costs for our account as the vessels were fully employed in second quarter 2015 whereas there were 48 idle days between charters in second quarter 2014 and further we incurred bunker fuel costs for positioning Ville d’Aquarius for the commencement of her new charter in May, 2014.

For the six months ended June 30, 2015, vessel operating expenses were $25.1 million or an average of $7,451 per day, compared to $23.7 million in the comparative period or $7,696 per day.

Depreciation

Depreciation for the three months ended June 30, 2015, was $11.4 million, compared to $10.0 million in the second quarter 2014, with the increase being due to the addition of OOCL Tianjin and OOCL Qingdao.

Depreciation for the six months ended June 30, 2015 was $22.4 million, compared to $20.1 million in the comparative period, with the increase being due to the addition of OOCL Tianjin and OOCL Qingdao.

General and Administrative Costs

General and administrative costs were $1.5 million in the three months ended June 30, 2015, compared to $1.7 million in the second quarter of 2014.

For the six months ended June 30, 2015, general and administrative costs were $3.3 million, compared to $3.4 million for 2014.

Other Operating Income

Other operating income in the three months ended June 30, 2015 was $0.1 million, the same as in the second quarter 2014.

For the six months ended June 30, 2015, other operating income was $0.2 million, the same as for the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $26.9 million for the three months ended June 30, 2015, up from $19.8 million for the three months ended June 30, 2014.

Adjusted EBITDA for the six months ended June 30, 2015 was $50.5 million, compared to $40.6 million for the comparative period.

Interest Expense

Interest expense for the three months ended June 30, 2015 was $11.8 million. This includes interest and the amortization of deferred financing costs and of the original issue discount on the Company’s 10.0% First Priority Secured Notes due 2019 (the “Notes”) and the commitment fee, when undrawn, and interest when drawn to partly finance the purchase of OOCL Qingdao on March 11, 2015, on the Company’s $40.0 million revolving credit facility.

In the second quarter 2014, interest expense was $12.0 million. This includes interest and the amortization of deferred financing costs and of the original issue discount on the Notes and the commitment fee on the $40.0 million revolving credit facility.

For the six months ended June 30, 2015, interest expense was $23.7 million, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes, and the commitment fee and/or interest on the $40 million revolving credit facility.

Interest expense for the six months ended June 30, 2014 was $20.2 million, including the amortization of deferred financing costs and from March 19, 2014 of the original issue discount on the Notes, interest on borrowings under the previous credit facility up to March 19, 2014 and on the Notes from that date, interest on the $45.0 million Series A preferred shares which were redeemed on August 22, 2014, and the commitment fee on the $40 million revolving credit facility. Amortization of deferred financing costs includes accelerated write off of $3.0 million being the balance of such costs associated with the previous credit facility.

Interest income for the three and six months ended June 30, 2015 and 2014 was not material.

Change in Fair Value of Financial Instruments

The Company hedged its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt. These hedges did not qualify for hedge accounting under US GAAP and the outstanding hedges were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments were terminated on March 19, 2014 and consequently had no effect in the three months ended June 30, 2015 or 2014 or in the six months ended June 30, 2015. They gave a realized loss of $2.8 million in the six months ended June 30, 2014 for settlements up to March 19, 2014, as US $ LIBOR rates were lower than the average fixed rates. Further, there was a $1.9 million unrealized gain for revaluation of the balance sheet.

Taxation

Taxation for the three months ended June 30, 2015 was $19,000, compared to $22,000 in the second quarter of 2014.

Taxation for the six months ended June 30, 2015 was $30,000, compared to $41,000 for the comparative period in 2014.

Earnings Allocated to Preferred Shares

The Series B preferred shares, issued on August 20, 2014, carry a dividend rate of 8.75%, the cost of which for the three months ended June 30, 2015 was $0.8 million. The cost was $1.5 million in the six months ended June 30, 2015.

There was no such cost in the comparative periods.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended June 30, 2015 was $2.9 million, compared to a net loss of $2.3 million in the second quarter 2014.

Net income available to common shareholders was $2.9 million for the six months ended June 30, 2015, compared to a net loss of $0.4 million in the comparative period after the $1.9 million non-cash mark-to-market gain on interest rate derivatives and the non-cash $3.0 million accelerated write off of deferred financing costs. Normalized net income, which excludes the effect of the non-cash interest rate derivative mark-to-market gain and the accelerated write off of deferred financing charges, was $0.6 million for the six months ended June 30, 2014. For other periods reported herein, normalized net income or loss is the same as reported.

Dividend

The Board of Directors has declared a dividend of $0.10 per Class A common share for the quarter ended June 30, 2015, or $0.40 per share on an annualized basis. The cash dividend is payable on August 24, 2015 to shareholders of record as of August 14, 2015, and serves as the initiation of a regular quarterly dividend. The Board has also signaled its intention to increase the dividend to $0.125 per Class A common share, or $0.50 per share on an annualized basis, for the fourth quarter of 2015, once the OOCL Ningbo is fully contributing to cashflow. Class B common shares are not eligible for dividends at this time.

All dividends are subject to declaration by our Board of Directors. Our Board of Directors will review and may amend our dividend policy from time to time in light of market conditions, successful implementation of our growth strategy, restrictions contained in our debt agreements and other factors. We cannot provide assurance that we will pay, or be able to pay, regular quarterly dividends in the amounts stated above.

Cash Available for Distribution

Cash available for distribution was $13.3 million for the three months ended June 30, 2015. This non-US GAAP measure, which is only relevant from second quarter 2015, serves as a guideline for the Company’s ability to support quarterly dividends, before reserves for vessel acquisitions, actual costs of drydocking, scheduled debt amortization, the annual tender offer required under the Notes, and general corporate purposes. The current dividend represents a coverage ratio of approximately 2.8x.

Fleet

The following table provides information about the on-the-water fleet of 19 vessels as at June 30, 2015.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion	4,113	1997	Dec 2007	0.4	Nov 26, 2015	11,000
Ville d’Aquarius	4,113	1996	Dec 2007	0.3	Oct 3, 2015	10,700
CMA CGM Matisse	2,262	1999	Dec 2007	4.5	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	4.5	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	2.5	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	2.5	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	2.5	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	2.5	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	Dec 2007	4.5	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	Dec 2007	4.5	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	5.5	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	5.5	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	10.5	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	7.5	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	7.5	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	7.5	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	6.3	May 28, 2021	34,000
OOCL Tianjin	8,063	2005	Oct 2014	2.5	Oct 28, 2017	34,500
OOCL Qingdao	8,063	2004	Mar 2015	2.8	Mar 11, 2018	34,500

(1)	Twenty-foot Equivalent Units.
(2)	As at June 30, 2015 taking into account the renewal of Ville d’Orion with effect from July 26, 2015. Plus or minus 90 days, other than (i) Ville d’Orion which is between November 26, 2015 and February 26, 2016, (ii) Ville d’Aquarius which is between October 3 and December 3, 2015, (iii) OOCL Tianjin which is between October 28, 2017 and January 28, 2018 and (iv) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, all at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended June 30, 2015 today, Tuesday August 4, 2015 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 87038858

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Thursday, August 20, 2015 at (855) 859-2056 or (404) 537-3406. Enter the code 87038858 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

Global Ship Lease, Inc has filed its Annual Report for 2014 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease currently owns 19 vessels with a total capacity of 82,475 TEU and an average age, weighted by TEU capacity, at June 30, 2015 of 11.2 years. All 19 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at June 30, 2015 is 5.0 years or 5.5 years on a weighted basis, excluding Ville d’Aquarius, and Ville d’Orion, which are deployed in the short term charter market.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Cash Available for Distribution

Cash available for distribution is a non-US GAAP measure and is reconciled to the financial statements below. It represents net income available to common shareholders adjusted for non-cash items including depreciation, amortization of deferred financing charges and original issue discount, accretion of earnings for intangible liabilities and charge for equity based incentive awards. We also deduct an allowance for the cost of future drydockings which due to their substantial and periodic nature could otherwise distort quarterly cashflow available for distribution. Cash available for distribution is a non-US GAAP quantitative measure used to assist in the assessment of the company’s ability to pay common dividends.

Cash available for distribution is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. We believe that cash available for distribution is a useful measure with which to assess the company’s operating performance as it adjusts for the effects of non-cash items that do not affect the company’s ability to make distributions on common shares.

CASH AVAILABLE FOR DISTRIBUTIONS - UNAUDITED

(thousands of U.S. dollars)

		Three months ended June 30, 2015

Net income available to Common Shareholders		2,876

Add:	Depreciation	11,422
	Charge for equity incentive awards	25
	Amortization of deferred financing fees and original issue discount	981
Less:	Allowance for future dry-docks	(1,520)
	Revenue accretion for intangible liabilities	(530)

Cash available for distribution		13,254

B. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before earnings allocated to preferred shares, interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles. Our use of the term Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014

Net income (loss) available to Common Shareholders		2,876	(2,286)	2,900	(444)

Adjust:	Depreciation	11,422	10,033	22,401	20,066
	Interest income	(13)	(19)	(27)	(29)
	Interest expense	11,810	12,017	23,675	20,158
	Realized loss on interest rate derivatives	—	—	—	2,801
	Unrealized (gain) on interest rate derivatives	—	—	—	(1,944)
	Income tax	19	22	30	41
	Earnings allocated to preferred shares	765	—	1,531	—

Adjusted EBITDA		26,879	19,767	50,510	40,649

C. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain on derivatives and the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014

Net income (loss) available to Common Shareholders		2,876	(2,286)	2,900	(444)

Adjust:	Unrealized (gain) on derivatives	—	—	—	(1,944)
	Accelerated amortization of deferred financing costs	—	—	—	2,986

Normalized net income (loss)		2,876	(2,286)	2,900	598

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM (the company’s principal charterer and main source of operating revenue) and other charterers and their ability to pay charterhire in accordance with the charters;

•	the overall health and condition of the U.S. and global financial markets;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and its ability to meet its financial covenants and repay its borrowings;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its first priority secured notes;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve Global Ship Lease’s capital base;

•	Global Ship Lease’s expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of its vessels;

•	Global Ship Lease’s continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for its vessels in the spot market;

•	the continued performance of existing charters;

•	Global Ship Lease’s ability to capitalize on management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC, including its Annual Report on Form 20-F . Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Operating Revenues
Time charter revenue	$40,987	$33,500	$78,706	$67,538

Operating Expenses
Vessel operating expenses	12,669	12,148	25,110	23,681
Depreciation	11,422	10,033	22,401	20,066
General and administrative	1,548	1,681	3,304	3,411
Other operating income	(109)	(96)	(218)	(203)

Total operating expenses	25,530	23,766	50,597	46,955

Operating Income	15,457	9,734	28,109	20,583

Non Operating Income (Expense)
Interest income	13	19	27	29
Interest expense	(11,810)	(12,017)	(23,675)	(20,158)
Realized loss on interest rate derivatives	—	—	—	(2,801)
Unrealized gain on interest rate derivatives	—	—	—	1,944

Income (Loss) before Income Taxes	3,660	(2,264)	4,461	(403)

Income taxes	(19)	(22)	(30)	(41)

Net Income (Loss)	$3,641	$(2,286)	$4,431	$(444)

Earnings allocated to Series B Preferred Shares	(765)	—	(1,531)	—

Net Income (Loss) Available to Common Shareholders	$2,876	$(2,286)	$2,900	$(444)

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	47,766,484	47,691,484	47,766,484	47,691,332
Diluted	47,836,975	47,691,484	47,836,786	47,691,332

Net income (loss) per Class A common share
Basic (including RSUs without service conditions)	$0.06	$(0.05)	$0.06	$(0.01)
Diluted	$0.06	$(0.05)	$0.06	$(0.01)

Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956

Net income (loss) per Class B common share
Basic and diluted	$0.00	$0.00	$0.00	$0.00

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2015	December 31, 2014

Assets

Cash and cash equivalents	$41,392	$33,295
Accounts receivable	841	1,244
Prepaid expenses	639	609
Other receivables	1,980	996
Inventory	620	553
Current portion of deferred financing costs	3,259	3,148

Total current assets	48,731	39,845

Vessels in operation	869,409	836,537
Other fixed assets	5	6
Intangible assets	53	67
Deferred financing costs	8,833	10,172

Total non-current assets	878,300	846,782

Total Assets	$927,031	$886,627

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements	2,119	2,119
Deferred revenue	588	462
Accounts payable	906	2,123
Accrued expenses	14,705	15,278

Total current liabilities	18,318	19,982

Long term debt	454,952	414,782
Intangible liability – charter agreements	12,634	13,693
Deferred tax liability	41	34

Total long term liabilities	467,627	428,509

Total Liabilities	$485,945	$448,491

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2014 – 47,541,484)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2014 – 7,405,956)	74	74

Additional paid in capital	386,400	386,350
Retained earnings	54,137	51,237

Total Stockholders’ Equity	441,086	438,136

Total Liabilities and Stockholders’ Equity	$927,031	$886,627

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Cash Flows from Operating Activities
Net income (loss)	$3,641	$(2,286)	$4,431	$(444)

Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation	11,422	10,033	22,401	20,066
Amortization of deferred financing costs	807	812	1,598	4,162
Amortization of original issue discount	174	321	520	352
Change in fair value of derivative instruments	—	—	—	(1,944)
Amortization of intangible liability	(530)	(530)	(1,059)	(1,059)
Settlements of derivative instruments which do not qualify for hedge accounting	—	—	—	2,801
Share based compensation	25	50	50	101
(Increase) decrease in accounts receivable and other assets	(1,339)	173	(692)	4,750
Decrease (increase) in inventory	4	(473)	(67)	(473)
Increase (decrease) in accounts payable and other liabilities	11,237	9,346	(54)	9,877
(Decrease) increase in unearned revenue	(79)	—	126	—
Unrealized foreign exchange loss (gain)	54	14	32	18

Net Cash Provided by Operating Activities	25,416	17,460	27,286	38,207

Cash Flows from Investing Activities
Cash paid for vessels	(170)	—	(54,390)	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	—	—	—	(22,146)
Cash paid for other assets	—	—	—	(7)
Cash paid for drydockings	(1,063)	—	(2,548)	—

Net Cash Used in Investing Activities	(1,233)	—	(56,938)	(22,153)

Cash Flows from Financing Activities
Repayment of previous credit facility	—	—	—	(366,366)
Proceeds from issuance of secured notes	—	—	—	413,700
Repurchase of secured notes	(350)	—	(350)	—
Proceeds from drawdown of revolving credit facility	—	—	40,000	—
Deferred financing costs incurred	(370)	(475)	(370)	(15,779)
Series B Preferred Shares – dividends paid	(765)	—	(1,531)	—

Net Cash (Used in) Provided by Financing Activities	(1,485)	(475)	37,749	31,555

Net Increase in Cash and Cash Equivalents	22,698	16,985	8,097	47,609

Cash and Cash Equivalents at Start of Period	18,694	55,163	33,295	24,539

Cash and Cash Equivalents at End of Period	$41,392	$72,148	$41,392	$72,148

Supplemental information

Total interest paid	$130	$254	$21,130	$3,751

Income tax paid	$19	$17	$36	$41

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2015	December 31, 2014
	Note
Assets

Cash and cash equivalents		$41,392	$33,295
Accounts receivable		841	1,244
Prepaid expenses		639	609
Other receivables		1,980	996
Inventory		620	553
Current portion of deferred financing costs	5	3,259	3,148

Total current assets		48,731	39,845

Vessels in operation	4	869,409	836,537
Other fixed assets		5	6
Intangible assets		53	67
Deferred financing costs	5	8,833	10,172

Total non-current assets		878,300	846,782

Total Assets		$927,031	$886,627

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements		2,119	2,119
Deferred revenue		588	462
Accounts payable		906	2,123
Accrued expenses		14,705	15,278

Total current liabilities		18,318	19,982

Long term debt	6	454,952	414,782
Intangible liability – charter agreements		12,634	13,693
Deferred tax liability		41	34

Total long term liabilities		467,627	428,509

Total Liabilities		$485,945	$448,491

Commitments and contingencies	8	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2014 – 47,541,484)	9	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2014 – 7,405,956)	9	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2014 – 14,000)	9	—	—

Additional paid in capital		386,400	386,350
Retained earnings		54,137	51,237

Total Stockholders’ Equity		441,086	438,136

Total Liabilities and Stockholders’ Equity		$927,031	$886,627

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,		Six months ended June 30,
		2015	2014	2015	2014
	Note
Operating Revenues
Time charter revenue		$40,987	$33,500	$78,706	$67,538

Operating Expenses
Vessel operating expenses		12,669	12,148	25,110	23,681
Depreciation	4	11,422	10,033	22,401	20,066
General and administrative		1,548	1,681	3,304	3,411
Other operating income		(109)	(96)	(218)	(203)

Total operating expenses		25,530	23,766	50,597	46,955

Operating Income		15,457	9,734	28,109	20,583
Non Operating Income (Expense)
Interest income		13	19	27	29
Interest expense		(11,810)	(12,017)	(23,675)	(20,158)
Realized loss on interest rate derivatives		—	—	—	(2,801)
Unrealized gain on interest rate derivatives	10	—	—	—	1,944

Income (Loss) before Income Taxes		3,660	(2,264)	4,461	(403)

Income taxes		(19)	(22)	(30)	(41)

Net Income (Loss)		$3,641	$(2,286)	$4,431	$(444)

Earnings allocated to Series B Preferred Shares	9	(765)	—	(1,531)	—

Net Income (loss) available to Common Shareholders		$2,876	$(2,286)	$2,900	$(444)

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	12	47,766,484	47,691,484	47,766,484	47,691,332
Diluted	12	47,836,975	47,691,484	47,836,786	47,691,332

Net income (loss) per Class A common share
Basic (including RSUs without service conditions)	12	$0.06	$(0.05)	$0.06	$(0.01)
Diluted	12	$0.06	$(0.05)	$0.06	$(0.01)
Weighted average number of Class B common shares outstanding
Basic and diluted	12	7,405,956	7,405,956	7,405,956	7,405,956

Net income (loss) per Class B common share
Basic and diluted	12	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2015	2014	2015	2014
	Note
Cash Flows from Operating Activities
Net income (loss)		$3,641	$(2,286)	$4,431	$(444)

Adjustments to Reconcile Net income (loss) to Net Cash Provided by Operating Activities
Depreciation	4	11,422	10,033	22,401	20,066
Amortization of deferred financing costs	5	807	812	1,598	4,162
Amortization of original issue discount	6	174	321	520	352
Change in fair value of derivative instruments	10	—	—	—	(1,944)
Amortization of intangible liability		(530)	(530)	(1,059)	(1,059)
Settlements of derivative instruments which do not qualify for hedge accounting	10	—	—	—	2,801
Share based compensation	11	25	50	50	101
(Increase) decrease in accounts receivable and other assets		(1,339)	173	(692)	4,750
Decrease (increase) in inventory		4	(473)	(67)	(473)
Increase (decrease) in accounts payable and other liabilities		11,237	9,346	(54)	9,877
(Decrease) increase in unearned revenue		(79)	—	126	—
Unrealized foreign exchange loss (gain)		54	14	32	18

Net Cash Provided by Operating Activities		25,416	17,460	27,286	38,207

Cash Flows from Investing Activities
Cash paid for vessels		(170)	—	(54,390)	—
Settlement and termination of derivative instruments which do not qualify for hedge accounting	10	—	—	—	(22,146)
Cash paid for other assets		—	—	—	(7)
Cash paid for drydockings		(1,063)	—	(2,548)	—

Net Cash Used in Investing Activities		(1,233)	—	(56,938)	(22,153)

Cash Flows from Financing Activities
Repayment of previous credit facility	6	—	—	—	(366,366)
Proceeds from issuance of secured notes	6	—	—	—	413,700
Repurchase of secured notes	6	(350)	—	(350)	—
Proceeds from drawdown of revolving credit facility	6	—	—	40,000	—
Deferred financing costs incurred	5	(370)	(475)	(370)	(15,779)
Series B Preferred Shares – dividends paid	9	(765)	—	(1,531)	—

Net Cash (Used in) Provided by Financing Activities		(1,485)	(475)	37,749	31,555

Net Increase in Cash and Cash Equivalents		22,698	16,985	8,097	47,609

Cash and Cash Equivalents at Start of Period		18,694	55,163	33,295	24,539

Cash and Cash Equivalents at End of Period		$41,392	$72,148	$41,392	$72,148

Supplemental information

Total interest paid		$130	$254	$21,130	$3,751

Income tax paid		$19	$17	$36	$41

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity

Balance at January 1, 2014	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 11)	—	—	—	—	177	—	177
Class A Common Shares issued (note 9)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 9)	—	14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 9)	—	—	—	—	(1,503)	—	(1,503)
Net income for the period	—	—	—	—	—	6,110	6,110
Series B Preferred Shares dividend (note 9)	—	—	—	—	—	(1,114)	(1,114)

Balance at December 31, 2014	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136

Restricted Stock Units (note 11)	—	—	—	—	50	—	50
Net income for the period	—	—	—	—	—	4,431	4,431
Series B Preferred Shares dividend (note 9)	—	—	—	—	—	(1,531)	(1,531)

Balance at June 30, 2015	54,947,440	14,000	$549	$—	$386,400	$54,137	$441,086

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships. With the exception of four vessels which are on short to medium term time charters to unrelated parties, all vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at June 30, 2015 ranging from 2.50 to 10.50 years (see note 7).

The following table provides information about the 19 vessels owned as at June 30, 2015:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	Sea Consortium	0.50	$11.000
Ville d’Aquarius	4,113	1996	December 2007	Sea Consortium	0.25	$10.700
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	4.50	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	4.50	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	2.50	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	2.50	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	2.50	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	2.50	$18.465
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	4.50	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	4.50	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	5.50	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	5.50	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	10.50	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	7.50	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	7.50	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	7.50	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	6.25	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	2.50	$34.500
OOCL Qingdao(3)	8,063	2004	March 2015	OOCL	2.75	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) Ville d’Orion, which was renewed with effect from July 26, 2015, which is between November 26, 2015 and February 26, 2016, (ii) Ville d’Aquarius which is between October 3 and December 3, 2015, (iii) OOCL Tianjin which is between October 28, 2017 and January 28, 2018 and (iv) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, all at charterer’s option.
(3)	The Company acquired an 8,063 TEU containership from Orient Overseas Container Lines Limited (“OOCL”) on March 11, 2015. The vessel, OOCL Qingdao, was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34.5 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has from time to time experienced delays in receiving charterhire from CMA CGM. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at June 30, 2015, no charterhire was outstanding from CMA CGM. As at close of business on July 31, 2015, the latest practicable date prior to the issuance of these interim consolidated financial statements, no charterhire was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2014 filed with the Securities and Exchange Commission on April 21, 2015 in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

In April 2015, the Financial Accounting Standards Board issued an accounting standards update (“ASU”) in respect of Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. The Company is currently assessing the impact of adopting this update on its financial statements.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	June 30, 2015	December 31, 2014

Cost	$1,125,840	$1,070,627
Accumulated depreciation	(256,431)	(234,146)
Drydock – in progress	—	56

Net book value	$869,409	$836,537

On March 11, 2015, the Company acquired an 8,063 TEU containership (OOCL Qingdao) from OOCL for a purchase price of $53,600.

5.	Deferred Financing Costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed this financing by the issue of 10.0% First Priority Secured Notes due 2019 (“the 2019 Notes”) disclosed in note 6(b) and by agreeing the Revolving Credit Facility disclosed in note 6(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the quarter.

	June 30, 2015	December 31, 2014

Opening balance	$13,320	$3,273
Reclassification from prepaid expenses	—	4,800
Expenditure in the period	370	10,979
Amortization included within interest expense	(1,598)	(5,732)

Closing balance	$12,092	$13,320

The Company incurred costs during the first half of 2015 in relation to the drawdown of the Revolving Credit Facility. The fees and related costs amounted to $370 and have been deferred. Deferred finance costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The unamortized balance of deferred financing costs relating to the previous credit facility which was fully repaid and terminated on March 19, 2014 and amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statements of Income in the first quarter of 2014.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt

	June 30, 2015	December 31, 2014

2019 Notes	$420,000	$420,000
Less repurchase of Notes under Excess Cash Flow	(350)	—
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	1,602	1,082

2019 Notes (note 6(b))	414,952	414,782
Revolving Credit Facility drawn down (note 6(c))	40,000	—

Closing balance	454,952	414,782

a)	Previous Credit Facility

From December 2007 the Company was financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 6(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. The 2019 Notes are secured by first priority ship mortgages on 18 of the Company’s 19 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. The 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 19 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount will be amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest to, but not including, the purchase date. The first such offer, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 was tendered and accepted.

c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a new $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, which commenced on June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, $40,000 was drawn down under the Revolving Credit Facility to assist with the purchase of OOCL Qingdao on March 11, 2015.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and remains a significant shareholder. As at June 30, 2015, CMA CGM owned Class A and Class B common shares representing a 44.43% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	June 30, 2015	December 31, 2014

Amounts due to CMA CGM companies presented within current liabilities	$1,503	$2,366

Amounts due from CMA CGM companies presented within current assets	$1,540	$1,183

The current account balances at June 30, 2015 and December 31, 2014 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

CMA CGM held all of the Series A preferred shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 9). Due to the redemption there were no dividends on these preferred shares for the three months and six months ended June 30, 2015 (2014: $254 and $505 respectively).

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at June 30, 2015 of between 2.50 and 10.50 years (see note 2(a)). Of the $835,186 maximum contracted future charter hire receivable for the fleet set out in Note 8, $767,367 relates to the 15 vessels that were chartered to CMA CGM as at June 30, 2015. Revenues generated from charters to CMA CGM are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Revenue generated from charters to CMA CGM	$33,263	$33,104	$66,110	$67,142

Ship Management Agreements

At June 30, 2015, the Company outsources day to day technical management of 15 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2014: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees expensed for the three months and six months ended June 30, 2015 amounted to $523 (2014: $523) and $1,046 (2014: $1,046) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 19 vessels subject to charters as at June 30, 2015 is as follows:

Year ending June 30,	Fleet as at June 30, 2015

2016	158,282
2017	156,516
2018	132,823
2019	104,372
2020	92,433
Thereafter	190,760

$835,186

9.	Share Capital

At June 30, 2015 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. The last quarter for which a dividend was paid was the fourth quarter 2008. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares ranked senior to the common shares and were mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They were classified as a long-term liability. The dividend that the Series A preferred shareholders were entitled to was presented as part of interest expense in the Consolidated Statements of Income. These shares, which had a liquidation value at maturity of $44,976, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36,400 on August 22, 2014, using the proceeds received from the issuance of the Series B Preferred Shares, the balance of the restricted cash and cash on hand.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on June 8, 2015 for the second quarter 2015.

10.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 6(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the credit facility (see note 6(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the consolidated statements of income as a realised loss on derivative instruments.

During the periods when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the three and six months ended June 30, 2015 was $ nil (2014: $nil) and $nil (2014: $1,944) respectively.

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period have been reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the consolidated statements of cash flows.

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the prior year, the fair value at the reporting date was $nil (December 31, 2014: $nil). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
	Management	Directors

Unvested as at January 1, 2014	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	$3.43	$5.85

Unvested as at December 31, 2014	300,000	—	$3.25	n/a
Vested in January 2015	—	—	—	—

Unvested as at June 30, 2015	300,000	—	$3.25	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statements of income over the vesting period. During the three months and six months ended June 30, 2015, the Company recognized a total of $25 (2014: $51) and $50 (2014: $101) share based compensation costs respectively. As at June 30, 2015, there was a total of $25 unrecognized compensation cost relating to the above share based awards (December 31, 2014: $75). The remaining cost is expected to be recognized over a period of three months.

The restricted stock units granted to Directors on March 7, 2013 vested in January 2014.

The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

12.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three and six months ended June 30, 2015, no dividend was declared (2014: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 9). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At June 30, 2015, there were 300,000 restricted stock units granted and unvested as part of management’s stock based compensation. As of June 30, 2015 only Class A and B common shares are participating securities.

For the three and six months ended June 30, 2015, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards. For the three and six months ended June 30, 2014, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

12.	Earnings per Share (continued)

	Three months ended June 30,		Six months ended June 30,
(In thousands, except share data)	2015	2014	2015	2014

Class A common shares
Weighted average number of common shares outstanding (B)	47,541,484	47,541,484	47,541,484	47,541,332
Weighted average number of RSUs without service conditions (note 11) (B)	225,000	150,000	225,000	150,000
Dilutive effect of share-based awards	70,491	—	70,302	—

Common shares and common share equivalents (F)	47,836,975	47,691,484	47,836,786	47,691,332

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to shareholders	$2,876	$(2,286)	$2,900	$(444)

Available to:
- Class A shareholders for period	$2,876	$(2,286)	$2,900	$(444)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net income (loss) available for Class A (A)	$2,876	$(2,286)	$2,900	$(444)
Net income (loss) available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$0.06	$(0.05)	$0.06	$(0.01)
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net income (loss) available to shareholders	$2,876	$(2,286)	$2,900	$(444)

Available to:
- Class A shareholders for period	$2,876	$(2,286)	$2,900	$(444)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net income (loss) available for Class A (E)	$2,876	$(2,286)	$2,900	$(444)
Net income (loss) available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$0.06	$(0.05)	$0.06	$(0.01)
Class B (G/H)	—	—	—	—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

13.	Subsequent Events

On June 29, 2015, the Company announced an extension to the time charter for Ville d’Orion with Sea Consortium Pte Limited with effect from July 26, 2015. The extension is at a gross charter rate of $11,000 per day and is for a period of between four and seven months, at charterer’s option with 30 days notice.

On August 3, 2015, the Company declared a quarterly dividend of $0.10 per Class A common share, which will be paid on August 24, 2015 to shareholders of record on August 14, 2015.

On August 3, 2015, the Company agreed to purchase OOCL Ningbo, an 8,063 TEU containership, from Orient Overseas Container Line Limited (“OOCL”) for $53.6 million. Immediately upon delivery, which is expected to be no later than late September 2015, the vessel will commence a fixed-rate time charter back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34,500 per day. The purchase price is to be partly funded by a new $35 million credit facility.

Exhibit III

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Agreement with OOCL to Acquire Third 8,063 TEU Vessel

- Third Sale-and-Leaseback Agreement Provides Immediately Accretive Earnings Growth

- Acquisition Expected to Generate Annual EBITDA in Excess of $9.4 Million

- Agreed to $35.0 Million Credit Facility with DVB Bank S.E. to Partially Finance Acquisition

LONDON, August 4, 2015– Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that it has agreed to acquire the OOCL Ningbo, a 2004-built, 8,063 TEU containership from Orient Overseas Container Line Limited (“OOCL”) for a purchase price of $53.6 million.

The OOCL Ningbo is expected to deliver in late September 2015, subject to the completion of customary additional documentation and closing conditions. Upon delivery, the vessel will be immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34,500 per day, for total contracted revenue of between $37.7 and $40.9 million. The charter is expected to generate annual EBITDA in excess of $9.4 million. The purchase price will be settled using cash on hand and a recently-signed $35 million credit facility with DVB Bank S.E. The facility has a term of up to five years at a rate of Libor plus a margin of 275 bps through November 30, 2018, and Libor plus 325 bps thereafter. With the delivery of the OOCL Ningbo, the Company’s fleet will comprise 20 vessels with a total capacity of 90,538 TEU.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In completing this third, highly attractive sale-and-leaseback transaction over the last twelve months, we have once again taken a major step forward in expanding our earnings power and diversifying our charter portfolio. Including this transaction, we have now increased our run-rate EBITDA by approximately 35% through acquisitions alone. In addition, we benefit from increased earnings from our two vessels operating on short-term contracts in a stronger spot market. Furthermore, our new credit facility, with a first class bank in DVB, marks an important step in lowering our cost of capital.”

Mr. Webber continued, “With our strong balance sheet, extensive contracted revenue stream, increasingly diversified portfolio of top-tier charterers, and proven ability to execute highly accretive transactions on attractive terms, Global Ship Lease is now in an ideal position to move forward on our strategic initiatives and to unlock real value for our shareholders.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease currently owns 19 vessels with a total capacity of 82,475 TEU and an average age, weighted by TEU capacity, at June 30, 2015 of 11.2 years. All 19 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at June 30, 2015 is 5.0 years or 5.5 years on a weighted basis, excluding Ville d’Aquarius, and Ville d’Orion, which are deployed in the short term charter market.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

2